EXHIBIT 99.1

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2012 of Pretium Resources Inc. of our report dated March 5, 2013, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting which appears in this Annual Report.

We also consent to the incorporation by reference in the Registration Statement on Form F-10 (File No. 333-179726) of our report referred to above.

Signed " PricewaterhouseCoopers LLP "

Chartered Accountants
March 18, 2013